EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2012 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We report in accordance with International Financial Reporting Standards (“IFRS”). This MD&A is prepared as of March 5, 2013 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available free of charge on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

4th Quarter Highlights and Significant Events

•
On October 25, 2012, we announced, among other things, that the feasibility study for the underground mine at our high-grade gold Brucejack Project in northern British Columbia is being advanced with an operating rate of 2,700 tonnes per day and that the feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

•
On November 20, 2012, we announced an updated Valley of the Kings Mineral Resource estimate for our wholly-owned Brucejack project, completed by Snowden Mining Industry Consultants (“Snowden”) independent Qualified Persons.   High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

4th Quarter Highlights and Significant Events - continued

•
On December 11, 2012, we reported that we had been selected to receive the Bill Dennis Award from the Prospectors & Developers Association of Canada (“PDAC”) for advancing the Valley of the Kings at our high-grade gold Brucejack Project. The 2013 PDAC Bill Dennis Award, which recognizes a Canadian discovery or prospecting success, was awarded to Pretivm at the PDAC Annual Awards banquet on March 4, 2013 during the PDAC convention in Toronto.

•
During the fourth quarter, we completed the widening of a portion of the historical West Zone underground workings to five-by-five meters and commenced excavation of the ramp to access the Valley of the Kings underground from the historical West Zone underground workings (see our news release of January 9, 2013).

•
On February 15, 2013, we announced the closing of a private placement, announced on January 24, 2013, with a syndicate of underwriters for 361,300 Investment Tax Credit flow-through common shares of Pretivm at a price of $13.84 per share and 1,287,250 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $12.43 per share for aggregate gross proceeds of $21 million.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 90,000 hectares.

2012 Exploration Programs

Surface Exploration Program

In late February 2012, we began mobilizing drills to our Brucejack Project to commence the 2012 Brucejack Surface Exploration Program.  By the end of the first quarter of 2012, six drills had been mobilized to site with a seventh drill mobilized to site in April 2012.  Continued drilling success at the Valley of the Kings resulted in two additional drills mobilized to site in August 2012.  In early-October 2012, we completed our 2012 exploration drill program with 306 holes completed totaling 105,769 meters of drilling.

The 2012 Brucejack Surface Exploration Program was focused on definition drilling in the Valley of the Kings as well as testing extensions of the Valley of the Kings and other high-grade zones.  With our success in defining and extending the strike length of the Valley of the Kings throughout the 2012 drill program, the Valley of the Kings continued to be the center of our exploration efforts with 99,632 meters of the 105,769 meter 2012 drill program drilled in the Valley of the Kings.  The other high-grade zones remain to be tested and will be the focus of future exploration programs.

Drilling over the course of the 2012 Brucejack Surface Exploration Program successfully demonstrated the continuity and projection of high-grade gold mineralization in Brucejack’s

Operations - continued

Valley of the Kings.  The Valley of the Kings now extends for over 1,000 meters along strike and remains open to the east and west along strike and at depth.  In addition to nearly doubling the strike length of the Valley of the Kings, the 2012 drill program encountered 852 gold intersections grading greater than 5 grams of gold per tonne, including 41 gold intersections grading greater than 1,000 grams of gold per tonne.

Underground Exploration Program

In August 2012, we mobilized an underground contractor to site to initiate our underground exploration program, which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization within the gold stockwork corridors. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five-by-five meters so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment.  In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

The access ramp to the Valley of the Kings from the West Zone is planned to total 546 meters in length, and is targeting the 1345 meter level at the 426600 cross-section of the Valley of the Kings.  Approximately 250 meters of the access ramp have been excavated since the turn towards the Valley of the Kings from the West Zone was initiated late last year.  The ramp is expected to access the Valley of the Kings in the second quarter of 2013.

In addition to targeting an area of mineralization for the bulk sample, the current ramp alignment will allow acceleration of production development as it will be used to provide initial access to the Valley of the Kings and multiple headings for excavation of the planned production declines.  A channel sampling program along the ramp will be conducted as work progresses, as the area is untested.  Further underground sampling and drilling is planned after Valley of the Kings has been reached.

Bulk Sample

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the 10,000-tonne bulk sample from the Valley of the Kings.  Excavation of the bulk sample is scheduled to begin in the second quarter of 2013.  Planning is continuing with Strathcona on the work required to be completed prior to excavating the bulk sample, the procedures for excavating the bulk sample and the sampling protocols.

Operations - continued

Resource Estimate

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of November 20, 2012).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program, was completed by Snowden as part of the feasibility study now underway for the Brucejack Project (see the Brucejack Project Mineral Resources Update Technical Report dated November 20, 2012 and filed on SEDAR on November 22, 2012).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) now total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne)

Preliminary Economic Assessment

On February 23, 2012, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project (see news release dated February 23, 2012), which was based on our Mineral Resource estimate announced on November 28, 2011 (see news release dated November 28, 2011).  The PEA was filed on www.sedar.com on February 22, 2012.  The Mineral Resource estimate announced on November 28, 2011 is no longer current and, accordingly, the preliminary economic assessment is also no longer current.

Feasibility Study and Resource Model

We retained Wardrop, a Tetra Tech Company, to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, we also retained Snowden to prepare the high-grade Mineral Resource estimate for the high-grade gold and silver resources identified to date in the Valley of the Kings.

On November 20, 2012, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings prepared by Snowden, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2012 exploration program.  Mine planning is now well underway based on the November 20, 2012 Mineral Resource estimate.

We have decided to advance the feasibility study with an operating rate of 2,700 tonnes per day, with long-hole stoping and cemented paste backfill chosen for the mining method.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface near the mill and then pumped underground for distribution to the stopes.

The initial studies examining the economics of the high-grade gold and silver resources at the Brucejack Project (see news releases dated June 2, 2011 and February 22, 2012) contemplated the production of gravity and flotation concentrates, which were then refined to produce gold-silver doré.  In advancing the feasibility study, a trade-off study has been completed examining the benefits of selling the flotation concentrate to third parties rather than refining the concentrate to produce doré on site. Based on the results of the trade-off study, we have decided to advance the feasibility study on the basis that the flotation concentrate will be sold to third parties rather than refined to produce doré on site.

Operations - continued

As part of the ongoing feasibility study, we have completed locked cycle metallurgical testwork.  The average locked cycle recoveries for combined gravity and flotation for the Valley of the Kings composites were 98.3% for gold and 92.5% for silver.

The feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Project Permitting

We submitted the project description for the Brucejack Project to the British Columbia Environmental Assessment Office and the Canadian Environmental Assessment Agency.  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2023, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Operations - continued

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. Our significant accounting policies are outlined in Note 3 in the notes to our audited consolidated financial statements for the year ended December 31, 2012. We have chosen to capitalize all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the year.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2012 and 2011 are as follows (in $000’s):

	2012		2011		2010
Total revenue	$	Nil	$		$	Nil
Loss per share – basic and diluted		$0.17		$0.20		$1.25
Loss and comprehensive loss		$15,243		$17,372		$14,130
Total assets		$647,472		$518,030		$499,272
Long-term liabilities		$10,780		$2,108	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$16,447		$48,534
Mineral interests		$596,159		$490,762		$450,000

Selected Financial Information - continued

Quarterly information

Selected consolidated financial information for this quarter and the preceding eight quarters is as follows (in $000’s):

		2012 Q4		2012 Q3		2012 Q2		2012 Q1		2011 Q4		2011 Q3		2011 Q2		2011 Q1
Total revenue	Nil		Nil		Nil		Nil		Nil		Nil		Nil		Nil
Loss per share – basic and diluted		$0.05		$0.03		$0.04		$0.05		$0.07		$0.01		$0.04		$0.08
Loss and comprehensive. Loss		$4,095		$3,213		$3,437		$4,498		$7,192		$361		$3,742		$6,076
Total assets		$647,472		$638,810		$618,965		$542,001		$518,030		$514,104		$500,529		$498,381
Long-term liabilities		$10,780		$9,586		$6,163		$4,570		$2,108		$400	$	Nil	$	Nil
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$28,992		$52,859		$73,868		$25,710		$16,447		$31,793		$35,947		$44,138
Mineral interests		$596,159		$565,522		$531,924		$507,364		$490,762		$476,769		$460,036		$451,691

Loss before taxes for the year ended December 31, 2012 was $12,376,372 compared to $17,206,664 as at December 31, 2011.  The decrease is largely attributed to the decrease in stock option expense to $7,106,725 in 2012 compared to $12,558,810 in 2011 which is affected by the reduced number of options granted in 2012 and by the timing of stock option grants valued by the Black Scholes model.  We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.  Salaries expense for the year ended December 31, 2012 was $2,034,312 compared to $2,791,963 for the year ended December 31, 2011.  The decrease relates primarily to the decrease in the bonus accrued to the Chief Executive Officer under his management agreement.  Total bonuses paid or accrued in the fourth quarter of 2012 was $1,640,337 ($781,691 was expensed in salaries and $858,646 was capitalized in mineral interests) and was inclusive of $455,691 accrued to the Chief Executive Officer under his management agreement.  During the fourth quarter of 2011, total bonuses paid or accrued was $2,180,000 ($1,825,000 was expense in salaries and $355,000 was capitalized to mineral interests) and was inclusive of $1,505,650 accrued to the Chief Executive Officer.

Investor relations and shareholder communication costs for the year ended December 31, 2012 were $917,160 and remained consistent with the costs incurred for the year ended December 31, 2011 of $876,926.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

During the year ended December 31, 2012, listing fees were $763,784 compared to $186,160 for the year ended December 31, 2011.  This was due primarily to our listing on the New York Stock Exchange in the first quarter of 2012.

As the Project advances, our overhead also increases.  As such, general and administrative expenses totaled $775,731 for the year ended December 31, 2012 compared to $429,059 for the year ended December 31, 2011 as we have staffed up for development and permitting.  Much of the increase is due to employee set up costs, as the number of individuals working for us has increased significantly, as well as information technology costs.

On February 17, 2012, we closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  After deducting share issuance costs of $941,668, net proceeds were $22,183,332.

On March 19, 2012, we filed a final short form base shelf prospectus that allowed for an offering of up to an aggregate principal amount of $180 million of securities, which included up to $36 million in common shares owned by Silver Standard that could have been offered by way of a secondary offering under the prospectus.

On May 9, 2012, we completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80,540,250. After deducting share issuance costs of $4,391,916, net proceeds were $76,148,334.

On August 24, 2012, we closed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per flow-through share for aggregate gross proceeds of $20,700,000.  After deducting share issuance costs of $1,534,706, net proceeds were $19,165,294.

The gross proceeds of the Offerings were used to accelerate and expand the exploration program at our Brucejack Project. In carrying out exploration at our Brucejack Project, the gross proceeds of the flow-through offering were to be used during the 2012 exploration program to incur eligible Canadian Exploration Expenses (“CEE”) that qualify as “flow through mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and “BC flow-through mining expenditures”, as defined in the Income Tax Act (British Columbia), (the “Qualifying Expenditures”), which were required to be renounced to the subscribers with an effective date no later than December 31, 2012. The gross proceeds of the Offering were (a) used to incur Qualifying Expenditures on our Brucejack Project during the year ended December 31, 2012 and (b) renounced to the subscribers with an effective date of December 31, 2012. A feasibility study on the high-grade opportunity at our Brucejack Project has been initiated and is expected to be completed in the second quarter of 2013.

February 2012 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed February 17, 2012	Brucejack Project	$23,125,000
	Qualifying Expenditures
Actual to December 31, 2012	Brucejack Project	$23,125,000
	Qualifying Expenditures
Variance	Nil	Nil

Selected Financial Information - continued

August 2012 Flow-Through Offering	Use of Proceeds	Amount of Proceeds
Disclosed August 24, 2012	Brucejack Project	$20,700,000
	Qualifying Expenditures
Actual to December 31, 2012	Brucejack Project	$20,700,000
	Qualifying Expenditures
Variance	Nil	Nil

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2012 totaled $28,991,606 increasing $12,544,383 from $16,447,223 at December 31, 2011. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2012 was $30,065,691 compared to $18,698,983 as at December 31, 2011. Working capital items other than cash and cash equivalents consisted of receivables of $16,229,242, comprised of $3,955,242 of Harmonized Sales Tax refunds ($3,025,889 of which has subsequently been received) and $12,274,000 accrued for Mineral Exploration Tax Credits receivable from the Government of Canada, deposits and prepaid expenses of $282,277, accounts payable and accrued liabilities of $15,037,434 and a property payment due of $400,000. The increase in accounts payable and accrued liabilities is attributable to the heightened exploration activity with the Brucejack project over the prior year.

During the year, we completed two private placements of flow-through shares.  The first private placement was for 1,250,000 flow-through common shares at a price of $18.50 per share for aggregate gross proceeds of $23,125,000. The second private placement was for 1,150,000 flow-through common shares at a price of $18.00 per share for aggregate gross proceeds of $20,700,000.  The Company also raised $80,540,250 by the issuance of 5,554,500 common shares at $14.50 under a prospectus. Subsequent to year end, we completed a private placement of 361,300 Investment Tax Credit flow-through shares at a price of $13.84 per share and 1,287,250 Canadian Exploration Expense flow-through shares at a price of $12.43 per share for aggregate gross proceeds of $21,000,910.  With the current planned expenditures on our Brucejack Project, we believe we have sufficient working capital to fund our planned activities through completion of the feasibility study and the extraction of the bulk sample as we advance the Valley of the Kings and West Zone to production.

Cash used in investing activities in the year ended December 31, 2012 was $99,540,783, which was incurred mainly in respect of exploration activities at the Projects described under Operations above in the amount of $95,880,953.  Exploration activities consisted primarily of $22,214,796 in road and bridge infrastructure, $17,449,255 for fuel, equipment rental and transportation, $14,931,851 in drilling costs, and $8,472,876 in feasibility study costs. With the completion of the exploration road, transportation and fuel costs are expected to drop significantly as helicopter support has been replaced with ground transport. During the previous year, the Company had entered into a purchase agreement to acquire certain mineral claims adjacent to the Company’s claims that include the Brucejack and Snowfield Projects with a payment of $150,000 paid during 2011 and another $200,000 paid on September 28, 2012 and $400,000 payable on September 28, 2013.  Other investing activities included $2,786,674 to acquire exploration machinery.

Liquidity and Capital Resources - continued

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the subsequent financings resulted in Silver Standard owning 20.0% of our issued shares at December 31, 2012, and 19.7% subsequent to year-end after the flow through share offering.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

During the year the CEO’s performance bonus was $455,691 and other officers received a total of $500,000.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2012. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Critical Accounting Estimates - continued

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;
ii)	inputs used in measuring the decommissioning and restoration provision.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2012, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

Critical Accounting Estimates - continued

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At December 31, 2012, we had recognized an amount for decommissioning obligations.  However, the amount is immaterial as the disturbance to date is minimal.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

The following standard is effective for annual years beginning on or after January 1, 2013 with earlier application permitted.  We have assessed the impact of this standard and have determined that it would not have a material impact on our statements.

o	IFRS 10, Consolidated Financial Statements

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents and amounts receivable.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Instruments and Other Instruments - continued

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and amounts receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with high-credit quality financial institutions. Amounts receivable consist primarily of Harmonized Sales Tax (HST) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of our cash and cash equivalents and amounts receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2012, we do not have any long-term debt and are not subject to any externally imposed capital requirements. We have sufficient funds to meet our current operating and exploration and development obligations.

Outstanding Share Data

At March 5, 2013, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	96,476,186
Share purchase options	8,526,950	$6.00 - $17.46	3.58
Fully diluted	105,003,136

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements filed or submitted by us under U.S. and Canadian securities legislation is properly recorded, processed, summarized and reported to our Board and Audit Committee. Management has evaluated the effectiveness of disclosure controls and procedures as at December 31, 2012 and has concluded, based on its evaluation, that these controls and procedures were effective.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting using criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Based on this assessment, management has concluded that as at December 31, 2012, internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with our annual consolidated financial statements.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	development of our Brucejack Project;

Statement Regarding Forward-Looking Information - continued

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on our Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	market events and general economic conditions;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	land reclamation requirements;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	Silver Standard’s share ownership, ability to influence our governance and possible market overhang; and

•	uncertainty as to the outcome of potential legal proceedings.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.